

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2022

Scott Kaufman
Chief Executive Officer
Creek Road Miners, Inc.
2700 Homestead Road
Park City, UT 84098

> **Re: Creek Road Miners, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 3, 2022**
> **File No. 333-262304**

Dear Mr. Kaufman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your amended disclosure in response to comment 1. Please revise this disclosure to clarify, as you did in your prior response letter, that you will also consider whether additional crypto assets constitute securities as defined in Section 2(a)(1) of the Securities Act.

General

2. We note your disclosure on page 5 of your 10-K for the year ended December 31, 2021, incorporated by reference into your registration statement, that you measure your operations by the number and dollar value of the cryptocurrency rewards you

earn from your cryptocurrency mining activities. Please amend the disclosure in your registration statement to clarify how you determine the dollar value of your cryptocurrency.

3. We note your response to comment 4, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Roger W. Bivans